Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE AND XI’AN POTEVIO COMMUNICATIONS ESTABLISH
STRATEGIC SALES AGREEMENT FOR CHINESE MOBILE MARKET

4G Market growth in The Peoples’ Republic of China to be addressed with
Horizon and Harmony packet microwave radios

Ottawa, Canada, January 15, 2014 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, and Xi’an Potevio Communications, an ICT subsidiary company of China Potevio Corporation, today announced the signing of a strategic sales agreement focused on the sale and distribution of DragonWave solutions in The Peoples’ Republic of China. As part of the agreement Xi’an Potevio Communications, has made the first deliveries to a leading mobile services provider in Mainland China of Horizon Compact, all-outdoor radios and will expand its marketing of Horizon and Harmony microwave radios for use in the country’s growing mobile, fixed and enterprise markets.

“After much due diligence seeking the most reliable and efficient solutions to address the country’s growing need for carrier grade microwave solutions, we’ve selected DragonWave for its advanced technology and proven performance,” said Mr. Zhong Fu Sheng, General Manager, Xi’an Potevio Communications. “The combined Horizon and Harmony portfolio allows us to address any number of deployment scenarios needed to advance and maintain exceptional service and to meet growing capacity demands across a broad range of markets.”

Xi’an Potevio is an ISO9001 and ISO14001 certified company. Its main product line include: a microwave parabolic communications antenna, base station communications antenna, satellite communications antenna, grid parabolic communications antenna, microwave communications passive repeater, indoor distributed antenna and 3.5 GHz wireless access antenna. The company distributes its products  in over 30 provinces, cities and autonomous regions, and they are also widely applied to many national and provincial trunks and various professional communications networks, such as China Telecom, China Mobile, China Unicom, CNC, Electric Power network, Broadcasting and Television organization, Public Security, Military, etc.

“The 4G deployment in The Peoples’ Republic of China represents a significant and important market for us and we’re pleased to enter into this agreement with Xi’an Potevio to bring DragonWave solutions into play to address a large and rapidly expanding communications infrastructure,” said Peter Allen, DragonWave President and CEO. “We look forward to our ongoing collaboration that will allow Xi’an Potevio to provide packet microwave solutions with the best performance, at the lowest cost, for a wide variety of deployments across the country.”

DragonWave’s Horizon and Harmony product portfolios are designed to meet the network requirements of new and evolving 2G, 3G and 4G networks. DragonWave’s products are point-to-point packet and Hybrid radios providing scalable, ultra-low latency, native packet and TDM connectivity up to 1.6 Gbps full duplex in 6 to 60GHz frequencies supporting ring and mesh architectures for carrier grade delivery of next generation IP services.  DragonWave’s solution offers unprecedented scale, improved economics and simplified operations

About Xi’an Potevio.

Xi’an Potevio a subsidiary company of China Potevio Corporation is a joint-stock high-tech enterprise specializing in the field of R&D, manufacturing, sales, installation and services of microwave, mobile, satellite communication antennas and related communications products. It is the first professional antenna manufacturer in China and one of three biggest microwave antenna manufacturers throughout the world.

Potevio.Com Community: http://www.potevio.com/en/tabid/279/language/zh-CN/Default.aspx

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	Russell Frederick	Becky Obbema
Marketing Communications	CFO	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	rfrederick@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-599-9991 ext 2253	Tel: (408) 778-2024